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US Legal Services

Julie E. Rockmore

Counsel

(860) 723-2260

Fax: (860) 723-2217

August 17, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Filing Desk

Re:

ING Life Insurance and Annuity Company and its Variable Annuity Account C

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4

Prospectus Title: University of Texas System Retirement Programs

File Nos.: 333-134760 and 811-2513

Ladies and Gentlemen

ING Life Insurance and Annuity Company, as Registrant, and ING Financial Advisers, LLC, as Underwriter, hereby request acceleration of the above-captioned Registration Statement to August 21, 2006, or as soon as reasonably possible thereafter, in accordance with Rule 461 of the Securities Act of 1933.

In support of this request, we acknowledge that:

-- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

-- the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please call the undersigned, Michael A. Pignatella at 860-723-2239, or Kate Gaudreau at 860-723-2257.

Sincerely,

/s/ Julie E. Rockmore

Julie, E. Rockmore

Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation